================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   for the fiscal year ended December 31, 1996

                                       Or

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               [ NO FEE REQUIRED]

               For the transition period __________ to __________

                         COMMISSION FILE NUMBER 0-16960


                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN


--------------------------------------------------------------------------------

                         THE GENLYTE GROUP INCORPORATED
                       2345 VAUXHALL ROAD, P.O. BOX 3148,
                             UNION, N.J. 07083-1948

--------------------------------------------------------------------------------

================================================================================

                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN

                                 1996 FORM 11-K



                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



                                                                            PAGE
                                                                            ----

Report of Independent Public Accountants.......................................3

Statement of Net Assets Available for Benefits
  as of December 31, 1996......................................................4

Statement of Net Assets Available for Benefits
  as of December 31, 1995......................................................5

Statement of Changes in Net Assets Available for Benefits
  for the year ended December 31, 1996.........................................6

Notes to Financial Statements..................................................7

Schedule I:           Item 27a, Schedule of Assets Held for Investment
                      Purposes as of December 31, 1996........................13

Schedule II:          Item 27d, Schedule of Reportable Transactions for
                      the year ended December 31, 1996........................14

           All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Signature.....................................................................15

Consent of Independent Public Accountants.....................................16

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Pension and Benefits Committee of
     The Genlyte Group Incorporated:

We have audited the accompanying statements of net assets available for benefits of The Genlyte Group Incorporated Employees' Savings Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions (Schedules I and II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP

New York, New York
June 23, 1997

===================================================================================================================================

                                                   THE GENLYTE GROUP INCORPORATED
                                                       EMPLOYEES' SAVINGS PLAN

                                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                       AS OF DECEMBER 31, 1996



                                  PUTNAM FUND                                      PUTNAM                     PUTNAM
                                      FOR          PUTNAM          PUTNAM        U.S. GOV'T   GENLYTE         GLOBAL
ASSETS                              GROWTH &      VOYAGER       MONEY MARKET       INCOME     COMMON          GROWTH
Investments at Fair Value:           INCOME         FUND            FUND            TRUST      STOCK           FUND         TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Putnam Money Market Fund         |              |            |  $   723,456 |            |                |            | $  723,456
-----------------------------------------------------------------------------------------------------------------------------------
Putnam U.S. Gov't Income Trust   |              |            |              | $  748,890 |                |            |    748,890
-----------------------------------------------------------------------------------------------------------------------------------
Putnam Fund for Growth & Income  |$  2,555,956  |            |              |            |                |            |  2,555,956
-----------------------------------------------------------------------------------------------------------------------------------
Putnam Voyager Fund              |              |$ 2,637,914 |              |            |                |            |  2,637,914
-----------------------------------------------------------------------------------------------------------------------------------
Putnam Global Growth Fund        |              |            |              |            |                | $ 590,470  |    590,470
-----------------------------------------------------------------------------------------------------------------------------------
Genlyte Common Stock             |              |            |              |            | $  2,471,103   |            |  2,471,103
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                |$  2,555,956  |  2,637,914 |      723,456 |    748,890 |    2,471,103   |   590,470  |  9,727,789
-----------------------------------------------------------------------------------------------------------------------------------
                                 |              |            |              |            |                |            |
Contributions Receivable         |              |            |              |            |                |            |
  from Participants              |      27,143  |     31,845 |        7,808 |      9,135 |       11,858   |    11,153  |     98,942
                                 |              |            |              |            |                |            |
                                 |              |            |              |            |                |            |
                                 |              |            |              |            |                |            |
                                 |              |            |              |            |                |            |
NET ASSETS AVAILABLE FOR BENEFITS|$  2,583,099  |$ 2,669,759 |  $   731,264 | $  758,025 | $  2,482,961   | $ 601,623  | $9,826,731
===================================================================================================================================


THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.


===================================================================================================================================
                                                                                                                       Page 4 of 16

===================================================================================================================================

                                                   THE GENLYTE GROUP INCORPORATED
                                                       EMPLOYEES' SAVINGS PLAN

                                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                FOR THE YEAR ENDED DECEMBER 31, 1995

                                       PUTNAM FUND                                    PUTNAM                    PUTNAM
                                          FOR           PUTNAM          PUTNAM      U.S. GOV'T      GENLYTE     GLOBAL
ASSETS                                  GROWTH &        VOYAGER      MONEY MARKET     INCOME        COMMON      GROWTH
Investments at Fair Value:               INCOME          FUND            FUND         TRUST          STOCK       FUND      TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Putnam Money Market Fund           |                |            |  $    501,342  |            |           |           |$   501,342
-----------------------------------------------------------------------------------------------------------------------------------
Putnam U.S. Gov't Income Trust     |                |            |                |$  696,090  |           |           |    696,090
-----------------------------------------------------------------------------------------------------------------------------------
Putnam Fund for Growth & Income    | $   2,097,465  |            |                |            |           |           |  2,097,465
-----------------------------------------------------------------------------------------------------------------------------------
Putnam Voyager Fund                |                | $2,132,612 |                |            |           |           |  2,132,612
-----------------------------------------------------------------------------------------------------------------------------------
Putnam Global Growth Fund          |                |            |                |            |           | $ 352,677 |    352,677
-----------------------------------------------------------------------------------------------------------------------------------
Genlyte Common Stock               |                |            |                |            |$ 1,535,305|           |  1,535,305
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                  |     2,097,465  |  2,132,612 |       501,342  |   696,090  |  1,535,305|   352,677 |  7,315,491
-----------------------------------------------------------------------------------------------------------------------------------
                                   |                |            |                |            |           |           |
Contributions Receivable           |                |            |                |            |           |           |
 from Participants                 |        26,115  |     27,374 |         7,798  |     9,664  |     12,347|     8,247 |     91,545
                                   |                |            |                |            |           |           |
                                   |                |            |                |            |           |           |
NET ASSETS AVAILABLE FOR BENEFITS  | $   2,123,580  | $2,159,986 |  $    509,140  |$  705,754  |$ 1,547,652| $ 360,924 |$ 7,407,036
===================================================================================================================================


THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.


===================================================================================================================================
                                                                                                                       Page 5 of 16

====================================================================================================================================

                                                   THE GENLYTE GROUP INCORPORATED
                                                       EMPLOYEES' SAVINGS PLAN

                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                FOR THE YEAR ENDED DECEMBER 31, 1996


                                          PUTNAM FUND                                PUTNAM                    PUTNAM
                                              FOR          PUTNAM       PUTNAM     U.S. GOV'T     GENLYTE      GLOBAL
                                            GROWTH &      VOYAGER    MONEY MARKET    INCOME       COMMON       GROWTH
                                             INCOME         FUND          FUND        TRUST        STOCK        FUND        TOTAL
------------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS,     |             |              |            |            |             |           |
  BEGINNING OF YEAR                    |$  2,123,580 |$  2,159,986  |$   509,140 |$   705,754 |$ 1,547,652  | $ 360,924 |$ 7,407,036
------------------------------------------------------------------------------------------------------------------------------------
                                       |             |              |            |            |             |           |
Additions:                             |             |              |            |            |             |           |
  Contributions                        |     468,635 |     464,666  |    102,691 |    137,587 |    221,379  |   206,106 |  1,601,064
  Interest & Dividend Income           |     215,693 |     164,357  |     27,021 |     46,047 |          0  |    44,589 |    497,707
                                       |             |              |            |            |             |           |
                                       |--------------------------------------------------------------------------------------------
Total Additions                        |     684,328 |     629,023  |    129,712 |    183,634 |    221,379  |   250,695 |  2,098,771
------------------------------------------------------------------------------------------------------------------------------------
                                       |             |              |            |            |             |           |
Deductions:                            |             |              |            |            |                         |
  Benefit Payments to Participants     |     400,942 |     370,993  |     75,702 |     58,550 |    315,415  |    18,149 |  1,239,751
                                       |             |              |            |            |             |           |
                                       |--------------------------------------------------------------------------------------------
Total Deductions                       |     400,942 |     370,993  |     75,702 |     58,550 |    315,415  |    18,149 |  1,239,751
------------------------------------------------------------------------------------------------------------------------------------
                                       |             |              |            |            |             |           |
Realized Gain/(Loss)                   |      40,587 |      32,866  |          0 |     (4,935)|    103,284  |     6,337 |    178,139
Unrealized Gain/(Loss)                 |     205,742 |      82,469  |          0 |    (13,769)|$ 1,083,835  |    24,259 |  1,382,536
------------------------------------------------------------------------------------------------------------------------------------
                                       |             |              |            |            |             |           |
Transfer Between Funds                 |     (70,196)|     136,408  |    168,114 |    (54,109)|   (157,774) |   (22,443)|          0
------------------------------------------------------------------------------------------------------------------------------------
                                       |             |              |            |            |             |           |
NET ASSETS AVAILABLE FOR BENEFITS,     |             |              |            |            |             |           |
  END OF YEAR                          |$  2,583,099 |$  2,669,759  | $  731,264 |    758,025 |$ 2,482,961  | $ 601,623 |$ 9,826,731
====================================================================================================================================


THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT.


====================================================================================================================================
                                                                                                                        Page 6 of 16

                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995




1.    DESCRIPTION OF THE PLAN
      -----------------------

a)    GENERAL INFORMATION AND CONTRIBUTIONS
      -------------------------------------

      The  Genlyte   Group   Incorporated   and  certain  of  its   subsidiaries
      (collectively referred to herein as the "Company") adopted The Genlyte Group Incorporated Employees' Savings Plan (the "Plan") as of July 3, 1988, as amended. The Putnam Fiduciary Trust Company is the trustee (the "Trustee") of the securities and other investments of the Plan. Refer to the Plan Document for more complete information.

      The Plan allows a participant to defer a portion of his or her compensation and have such amount contributed to the Plan (the "Income Deferral Feature"). The deferred compensation is contributed to the Plan from the participant's "before tax" wages for federal income tax purposes. The contribution is subject to Social Security tax and may also be subject to state and local taxation. Under the Income Deferral Feature, a participant may defer from 1% through 15% (in increments of 1%) of his or her compensation, or lesser amounts as may be restricted by the Pension and Benefits Committee (the "Committee"), subject to certain Internal Revenue Code limitations. Such contributions are allocated to the specific participant's investment fund accounts based upon the participant's election. Contributions made under the Income Deferral Feature ("Salary Deferred Contributions") are deducted from each participant's compensation and are currently contributed by the Company to the Plan in the form of cash. The Plan permits Salary Deferred Contributions, as elected by the participant, to be made in whole or in part (in multiples of 10%) in any one or more investment funds offered by the Committee, and permits a participant to elect to transfer some or all of the assets, which were at one time required to be invested in Genlyte common stock, to be invested in other investment funds offered by the Committee.

      The Plan, as amended and restated in 1994, authorizes the Pension & Benefits Committee to effect loan transactions by the participants. To date, the committee has not initiated a loan procedure. The Plan also permits the Company to make both matching and non-matching contributions to the Plan, at its sole discretion. As of December 31, 1996, the Company had not elected to make any such contributions.

b)    PARTICIPATION
      -------------

      Eligible participants are certain employees employed by the Company for a minimum of six (6) months on any January 1st or July 1st, as specified in the Plan. As of December 31, 1996, there were 1,932 eligible participants in the Plan. Of these eligible participants, 668 had elected to participate in the Plan.

c)    PLAN AMENDMENTS AND TERMINATION
      -------------------------------

      The Company reserves the right to amend or terminate the Plan at any time. However, the Plan may not be amended to divert assets of the Plan for purposes other than the exclusive benefit of the participants, their beneficiaries and estates or, except for amendments required in connection with Internal Revenue Service ("IRS") rulings, to reduce amounts previously credited to the accounts of participants. In November, 1994, the Plan was amended and restated retroactive to January 1, 1989, in order to comply with changes mandated by the Tax Reform Act of 1986 (TRA `86). The Plan Administrator received a favorable determination related to the Plan from the IRS on March 11, 1996, subject to the adoption of a previously proposed technical amendment to the Plan. In response to the March 11, 1996 IRS determination letter, Amendment #1, which incorporated consolidation of income requirements for officers and key employees who are members of the same family, was adopted by the Pension and Benefit Committee of the Company on April 30, 1996.

d)    VESTING
      -------

      All amounts allocated to participant accounts pursuant to the Income Deferral Feature of the Plan are fully vested at all times. Company matching and non-matching contributions, if made in any subsequent year, will become vested at the rate of 20% per year of service following the completion of three (3) years of service.

e)    DISTRIBUTIONS
      -------------

      Generally, distributions can only be made from the Plan upon termination of employment (i.e., death, retirement, or other separation from service) in the form of lump sum payments. However, distributions can be made to participants while still employed from contributions made pursuant to the Income Deferral Feature only if they have reached age 59 1/2 or in the event of "financial hardship". A financial hardship is defined as an immediate and serious financial need of the participant. The amount which can be withdrawn due to financial hardship cannot exceed the amount required to meet the financial hardship, and no amount can be withdrawn if the needed funds are reasonably available from other resources. The Plan lists the specific criteria for determining if a hardship exists. Distributions are made in cash and/or Genlyte common stock.

f)    PLAN INVESTMENTS
      ----------------

      At December 31, 1996, the investments of the Plan consist of the Putnam Money Market Fund, the Putnam U.S. Government Income Trust, the Putnam Fund for Growth and Income, the Putnam Voyager Fund, and the Putnam Global Growth Fund, all managed by the Trustee, and Genlyte common stock.

      The Putnam Money Market Fund is a fund investing in money market instruments. The Putnam U.S. Government Income Trust invests exclusively in securities backed by the full faith and credit of the United States government. The Putnam Fund for Growth and Income invests primarily in common stocks and is designed for investors seeking a diversified portfolio offering the opportunity for growth while providing current income. The Putnam Voyager Fund seeks capital appreciation, primarily from a portfolio of common stocks. The Putnam Global Growth Fund is designed for investors seeking potential above-average capital growth through a globally diversified portfolio of common stocks.

      As of December 31, 1996 and 1995, the following investments at fair market value represent 5 (five) percent or more of the net assets available for benefits:

                                                 1996                1995
                                                 ----                ----
      Putnam Voyager Fund                     $2,637,914          $2,132,612
      Putnam Fund for Growth & Income          2,555,956           2,097,465
      Genlyte Common Stock                     2,471,103           1,535,305
      Putnam U.S. Government Income Trust        748,890             696,090
      Putnam Money Market Fund                   723,456             501,342
      Putnam Global Growth Fund                  590,470             352,677

g)    ALLOCATION OF INVESTMENT INCOME
      -------------------------------

      On a daily basis, each participant's account is adjusted to reflect the Plan's investment income and increases and decreases in the fair market value of the assets held in the Plan.

h)    PLAN EXPENSES
      -------------

      The Company may elect to pay all expenses, including administrative expenses, of the Plan. Any expenses not borne by the Company will be paid by the Trustee and borne by the Plan. The Company paid all expenses incurred by the Plan for 1996.

2.    ACCOUNTING POLICIES
      -------------------

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. The financial statements have been prepared using the accrual basis of accounting. Investments are reflected in the Statements of Net Assets Available for Benefits at market value, based upon readily available market quotations. The purchase and sale of investments are recorded on a trade date basis. Unrealized gain is the difference between the cost of investments and the current market value of investments. The increase in unrealized gain included on the Statement of Changes in Net Assets Available for Benefits represents the change in unrealized gain between the beginning and end of each year or between the date of purchase and the end of the year, if purchased during the year. In accordance with the Department of Labor's Rules and Regulations, the realized gain on sale of investments is calculated based upon the comparison of selling price to fair value of the investment at the beginning of the year. If the investment was acquired during the year, realized gain on sale of investments is calculated based upon comparison of selling price of the investment to purchase cost.

3.    TAX STATUS
      ----------

      By letter dated March 11, 1996, the IRS determined that the Plan is qualified and tax exempt under the provisions of Section 401(a) of the Internal Revenue Code with respect to the 1994 amendment and restatement of the Plan effective January 1, 1989. Since its inception, the Plan has been administered in accordance with the provisions of the TRA `86 and other applicable laws. The Plan Administrator and its tax counsel do not anticipate that changes in the Plan after the IRS determination letter will affect the qualified and tax-exempt status of the Plan and the Trust, respectively. Accordingly, no provision for federal income tax has been made in the accompanying financial statements.

4.    ADDITIONAL INFORMATION
      ----------------------

      The Plan conducted no transactions of a prohibited nature with known parties-in-interest and had no lease commitments, loans, leases or fixed income obligations in default, or deemed uncollectible, as defined by the Employee Retirement Income Security Act of 1974, during the year ended December 31, 1996.

                                                                      SCHEDULE I
                                                                  EIN 22-2584333
                                                                         PN #018

                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             IRS FORM 5500 ITEM 27a
                             AS OF DECEMBER 31, 1996


====================================================================================================================
                                   |                           |                  |              |
                                   |         DESCRIPTION OF    |        # OF      |              |      CURRENT
           IDENTITY OF ISSUE       |           INVESTMENT      |    UNITS/SHARES  |     COST     |       VALUE
====================================================================================================================
                                   |                           |                  |              |
Genlyte Common Stock *             |          Common Stock     |       197,688    | $ 1,195,924  |   $     2,471,103
--------------------------------------------------------------------------------------------------------------------
                                   |                           |                  |              |
Putnam Fund for Growth             |                           |                  |              |
  & Income *                       |          Equity Fund      |       141,840    |   2,090,386  |         2,555,956
--------------------------------------------------------------------------------------------------------------------
                                   |                           |                  |              |
Putnam Voyager Fund *              |          Equity Fund      |       163,642    |   2,138,271  |         2,637,914
--------------------------------------------------------------------------------------------------------------------
                                   |                           |                  |              |
Putnam U.S. Government             |                           |                  |              |
  Income Trust *                   |          Bond Fund        |        58,370    |     762,291  |           748,890
--------------------------------------------------------------------------------------------------------------------
                                   |                           |                  |              |
Putnam Money Market                |                           |                  |              |
  Fund *                           |        Money Market Fund  |       723,456    |     723,456  |           723,456
--------------------------------------------------------------------------------------------------------------------
                                   |                           |                  |              |
Putnam Global Growth Fund *        |          Equity Fund      |        54,572    |     546,345  |           590,470
--------------------------------------------------------------------------------------------------------------------
                                   |                           |                  |              |
Total Assets Held for              |                           |                  |              |
  Investment Purposes              |                           |                  | $ 7,456,673  |   $     9,727,789
====================================================================================================================

* Party in Interest to the Plan

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS SCHEDULE.


====================================================================================================================
                                                                                                       Page 13 of 16

                                                                     SCHEDULE II
                                                                  EIN 22-2584333
                                                                         PN #018

                         THE GENLYTE GROUP INCORPORATED
                            EMPLOYEES' SAVINGS PLAN

                    SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                             IRS FORM 4400 ITEM 27d
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                              SINGLE TRANSACTIONS

                                      NONE

                    SERIES OF TRANSACTIONS IN SAME SECURITY

========================================================================================================================
        NUMBER   |    IDENTITY  |
         OF      |    OF PARTY  |           ASSET              PURCHASE        SELLING        COST OF           NET
    TRANSACTIONS |    INVOLVED  |        DESCRIPTION            PRICE           PRICE          ASSET            GAIN
========================================================================================================================
                 |              |  Putnam Fund for      |                 |               |              |
         50      |    Putnam *  |  Growth & Income      |    $   728,192  |      ---      | $   728,192  |    ---
------------------------------------------------------------------------------------------------------------------------
                 |              |  Putnam Fund for      |                 |               |              |
         60      |    Putnam *  |  Growth & Income      |         ---     |   $ 516,031   | $   408,177  | $ 107,854
------------------------------------------------------------------------------------------------------------------------
                 |              |  Putnam               |                 |               |              |
         62      |    Putnam *  |  Voyager Fund         |    $   824,583  |      ---      | $   824,583  |    ---
------------------------------------------------------------------------------------------------------------------------
                 |              |  Putnam               |                 |               |              |
         51      |    Putnam *  |  Voyager Fund         |         ---     |   $ 434,617   | $   312,722  | $ 121,895
------------------------------------------------------------------------------------------------------------------------
                 |              |  Genlyte              |                 |               |              |
         65      |    Various*  |  Common Stock         |         ---     |   $ 496,423   | $   348,245  | $ 148,178
========================================================================================================================

   * Party in Interest Transactions

   There were no lease rentals or material expenses incurred with the transactions listed above.  Additionally, the purchase price and selling price of these assets approximates their current value on the transaction date.


===========================================================================================================================

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS SCHEDULE.

===========================================================================================================================
                                                                                                              Page 14 of 16

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN
                             -----------------------
                                  (Registrant)






                     By: /s/ Neil M. Bardach
                        ---------------------------------------------
                             Neil M. Bardach
                             Vice President & Chief Financial Officer
                             Pension and Benefits Committee Member



DATED:  June 23, 1997

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    -----------------------------------------



 TO THE PENSION AND BENEFITS COMMITTEE OF THE GENLYTE GROUP INCORPORATED:


  As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into The Genlyte Group
  Incorporated Employees' Savings Plan previously filed Registration Statement on Form S-8 (File No.'s 33-30722 and 33-27190).


ARTHUR ANDERSEN LLP

New York, New York
June 23, 1997


                                                                   Page 16 of 16